Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 6 DATED JUNE 3, 2016
TO THE PROSPECTUS DATED APRIL 14, 2016

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2016, as supplemented by Supplement No. 1 dated April 14, 2016, Supplement No. 2 dated April 28, 2016, Supplement No. 3 dated May 2, 2016, Supplement No. 4 dated May 13, 2016 and Supplement No. 5 dated June 1, 2016. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the termination of the dealer manager agreement.

Termination of the Dealer Manager Agreement

The following information should be read in conjunction with, and updates and supplements as appropriate, the disclosures contained in our prospectus regarding the dealer manager, particularly the disclosures contained in the “Prospectus Summary,” “Management” and “Plan of Distribution” sections of our prospectus.

On May 31, 2016, we and our operating partnership provided notice to the dealer manager of our termination of the dealer manager agreement by and among our company, our operating partnership and the dealer manager. Such termination will be effective on the earlier of July 1, 2016 or the last day of this offering. Our board of directors has appointed Deutsche AM Distributors, Inc., which we refer to as DDI, an affiliate of our advisor and the placement agent for our private offering, to serve as the dealer manager for our follow-on public offering, for which we filed a Registration Statement on Form S-11 on December 23, 2015. Accordingly, we intend to enter into an agreement with DDI whereby DDI will assume the role of dealer manager for the follow-on offering, subject to receipt of all required regulatory approvals.

DDI is a registered broker-dealer incorporated in 1994 and is a principal underwriter for the funds supporting the Deutsche Asset Management retail distribution channel. The U.S. retail business of DDI encompasses all intermediary distributed business and is comprised of the retail advisor and retail intermediary channels. The retail advisor channel includes: wirehouse, regional broker-dealer and independent broker-dealer channels. The retail intermediary channel contains all financial intermediaries including registered investment advisors, multi-family offices, trusts, private banks, regional banks, sub-advisory, insurance companies, retirement platforms, ETF strategists and multi-manager platforms. DDI has an extensive sales team which raised approximately $31.9 billion in fee-earning assets for its various products in 2015 with its top five sales through some of the top wealth advisors in the country. The sales team also has extensive familiarity with Deutsche Asset Management’s Alternatives team and business, raising significant capital over the past five years for real estate and infrastructure mutual funds.